Exhibit 99.1

News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
TORONTO, May 23, 2007 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of $0.68 per share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2007, unchanged from the previous quarter.
For the current quarter, the board also declared a dividend of $0.30 per share on paid-up Class B Preferred Shares Series 4, a dividend of $0.33125 per share on paid-up Class B Preferred Shares Series 5, a dividend of $0.296875 per share on paid-up Class B Preferred Shares Series 6, a dividend of US $0.371875 per share on paid-up Class B Preferred Shares Series 10, and a dividend of $0.28125 per share on paid-up Class B Preferred Shares Series 13 of Bank of Montreal.
The dividend on the common shares is payable August 30, 2007 to shareholders of record on August 3, 2007. The dividends on the preferred shares are payable August 27, 2007 to shareholders of record on August 3, 2007.
The above mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Viki Lazaris, Senior Vice-President, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Director, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com